

October 9, 2009

By U.S. Mail and Facsimile to: (212) 270-1604

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re: JPMorgan Chase & Co.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 001-05805**

Dear Mr. Cavanagh:

We have reviewed the above-referenced filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended June 30, 2009
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 15 – Loan Securitizations, page 139

1. We note your disclosure on page 141 surrounding the actions you took to mitigate any further deterioration in the performance of the Chase Issuance Trust, including increasing the required credit enhancement level for each tranche of outstanding notes issued by the Trust by increasing the minimum required amount of subordinated notes and the funding

requirements for the Trust's cash escrow accounts, the trust's issuance of additional zero-coupon subordinated securities to you, and the decision for you to designate as "discount receivables" a percentage of new credit card receivables for inclusion in the Trust for a stated period of time, thereby requiring collections of such discounted receivables to be applied as finance charge collections in the Trust. Your disclosure states that these actions were permitted by the Trust agreements. Please tell us how you concluded that these actions did not invalidate qualifying SPE status of your credit card securitization trust, and in particular paragraph 35(b) and the requirement that the QSPE's permitted activities be both significantly limited and be entirely specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds.

<u>Closing Comments</u>

Please respond to this comment within ten business days or tell us when you will provide us with a response. Your response letter should key your response to our comment and provide any requested information. We may have additional comments after reviewing your response.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief